Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(In millions, except ratio of earnings to fixed charges)

	Predecessor						Successor
	Year Ended December 31,				Five Months Ended May 31,		Seven Months Ended December 31,
	2006	2007	2008	2009	2010		2010
Income before income taxes	$(14.8)	$(117.5)	$(93.3)	$(411.9)	$319.9	(2)	$46.2
Less:
Income from equity method investment	(0.2)	(2.2)	(0.9)	(4.0)	(3.6)		(3.4)

Earnings (loss) from continuing operations before income taxes and income or loss from equity investments	(15.0)	(119.7)	(94.2)	(415.9)	316.3		42.8
Plus:
Fixed charges, excluding preferred stock dividend requirement	92.9	104.8	108.2	73.6	48.3		29.8

Earnings available for fixed charges	$77.9	$(14.9)	$14.0	$(342.3)	$364.6		$72.6

Fixed charges:
Interest expense	$87.1	$97.4	$100.5	$66.5	$45.2		$25.9
Estimated interest factor for rentals	5.8	7.4	7.7	7.1	3.1		3.9
Preferred stock dividend requirements	—	—	—	—	—		4.7

Fixed charges	$92.9	$104.8	$108.2	$73.6	$48.3		$34.5

Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	—	7.5		2.1
Fixed charges in excess of earnings(1)	$15.0	$119.7	$94.2	$415.9	$—		$—

(1)	Earnings were insufficient to cover fixed charges by $15.0 million, $119.7 million, $94.2 million and $415.9 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively.
(2)	Amounts have been restated, see Footnote 1A for additional information.